12010333

) STATES
:HANGE COMMISSION
n, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67743

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WSA Fixed Income, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Battery Place
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur L. Goetchius — 212 709-9453
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Kersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

AB 3/14

OATH OR AFFIRMATION

I, Arthur Geotchius, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WSA Fixed Income, LLC, as of December 31, ,2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GREGORY D. VISCOVICH
NOTARY PUBLIC-STATE OF NEW YORK
No. 01VI62?3234
Qualified in Nassau County
My Commission Expires November 02, 2013

Notary Public

Signature

CHIEF OPERATING OFFICER
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WSA FIXED INCOME, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

Rothstein Kass

WSA FIXED INCOME, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

WSA FIXED INCOME, LLC

CONTENT

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994 6666
fax 973.994 0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of
WSA Fixed Income, LLC

We have audited the accompanying statement of financial condition of WSA Fixed Income, LLC ("Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of WSA Fixed Income, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 22, 2012

WSA FIXED INCOME, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS		
Cash and cash equivalents	$	506,638
Due from broker		16,321,300
Securities owned, at fair value		59,670,413
Due from affiliate		2,567,794
Property and equipment, net		60,486
Accrued interest receivable		14,384,440
Prepaid expenses and other assets		246,349
Total assets	$	93,757,420
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Securities sold, not yet purchased, at fair value	$	63,898,596
Accrued interest payable		14,212,093
Accounts payable and accrued expenses		271,599
Employee compensation payable		96,628
Due to affiliate		19,892
Total liabilities		78,498,808
Member's equity		15,258,612
Total liabilities and member's equity	$	93,757,420

See accompanying notes to financial statement.

WSA FIXED INCOME, LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of business

WSA Fixed Income, LLC (the "Company") is a Delaware Limited Liability Company. The Company is wholly owned by Wall Street Access, LLC (the "Parent"). The Company acts as a fixed income securities dealer to institutional customers and other broker-dealers. In addition, the Company is engaged in proprietary trading of securities for its own account.

The Company is a broker-dealer formed under the Securities Exchange Act of 1934 and is registered with the Securities and Exchange Commission (the "SEC"). The Company is a member of the Financial Industry Regulatory Authority, Inc, ("FINRA").

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 22, 2012 Subsequent events have been evaluated through this date.

Cash Equivalents

The Company considers all highly liquid investment instruments with original maturities of 90 days or less to be cash equivalents.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Property and Equipment

Fixed assets and leasehold improvements are recorded at cost less accumulated depreciation and amortization, respectively, using the straight-line method over the estimated useful lives of the assets or, for leasehold improvements, the lesser of the useful life of the improvements or the term of the lease. Fixed assets are depreciated over three to five years.

2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities Sold, Not Yet Purchased, at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. GAAP establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

2. Summary of significant accounting policies (continued)

Valuation Techniques

The Company values investments in securities and securities sold, not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short. Fair value for many cash and OTC contracts are derived using pricing models. Pricing models take into account the contract terms (including maturity) as well as multiple inputs, including, where applicable, time value, implied volatility, equity prices, interest rate yield curves, prepayment speeds, interest rates, loss severities, credit risks, credit curves, default rates and currency rates.

Government Bonds

The fair value of sovereign government bonds is generally based on quoted prices in active markets. When quoted prices are not available, fair value is determined based on a valuation model that uses inputs that include interest rate yield curves, cross-currency basis index spreads, and country credit spreads similar to the bond in terms of issuer, maturity and seniority. Sovereign government bonds are generally categorized in Levels 1 or 2 of the fair value hierarchy.

Corporate and Foreign Bonds

The fair value of corporate and foreign bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate and foreign bonds are usually in Level 1 of the fair value hierarchy, since the Company is a market maker in these positions and they are trading in an active market. In instances where the trading volume is infrequent, they are categorized in Level 2 of the hierarchy.

Revenue Recognition

Transactions in securities owned and securities sold, not yet purchased, are recorded on a trade-date basis. Realized and unrealized gains and losses are reflected net in investment gains and losses on the statement of operations. Commission revenue and related commission expenses are recorded on a trade-date basis. The Company earns commissions as an introducing broker for the transactions of its customers and earns trading profits on fixed income securities.

Gains on securities trading are earned by the Company by making markets in high-grade corporate bonds and U.S. government agency securities.

2. Summary of significant accounting policies (continued)

Revenue Recognition (continued)

Interest revenue represents the Company's participation in the net interest income on customer debit and credit balances through a clearing agreement with the Company's principal clearing broker. Interest income is recognized on an accrual basis. The Company also pays interest expense to its clearing broker to finance its inventory positions and earns coupon interest on these positions.

Income Taxes

The Company is a single member limited liability company. As such, it is a disregarded entity for tax purposes and is not subject to pay any taxes on its income. The Company's Sole Member is subject to New York City income tax. As the liability associated with the New York City income tax is principally the result of the operations of the Company, the New York City income tax, which is calculated using currently enacted tax laws and rates, is reflected on the books of the Company, in accordance with the provisions of the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification. This topic requires the consolidated current and deferred tax expense (benefit) for a group that files a consolidated tax return to be allocated among members of the group when those members issue separate financial statements.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce partners' capital. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company's Sole Member files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2008. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at fair value or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Due from Broker

The Company carries its due from broker account at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its due from broker account and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions.

3. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with GAAP. See Note 2 for a discussion of the Company's policies. The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2011:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2011
Assets (at fair value)				
Common stock	$ 403,652	$ -	$ -	$ 403,652
Corporate bonds				
Food & beverage	2,573,421			2,573,421
Communications	3,735,069			3,735,069
Electric services	6,027,179	711,062		6,738,241
Financial institutions	8,239,694			8,239,694
Computer hardware & software	1,304,145			1,304,145
Natural resources	2,297,899			2,297,899
Other	9,807,323	696,690		10,504,013
U.S. Government backed securities				
Maturity <1 year	6,967			6,967
Maturity 1-3 years	4,854,186			4,854,186
Maturity 3-5 years	8,505,686			8,505,686
Maturity > 5 years	10,198,845			10,198,845
Other maturity	308,595			308,595
	$ 58,262,661	$ 1,407,752	$ -	$ 59,670,413

3. Fair value measurements (continued)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2011
Liabilities (at fair value)				
Corporate bonds sold, not yet purchased				
Natural resources	$ (5,054,267)	$ -	$ -	(5,054,267)
Communications	(3,387,288)			(3,387,288)
Electric services	(5,608,518)	(127,661)		(5,736,179)
Financial institutions	(26,975,807)			(26,975,807)
Plastics	(4,102,858)			(4,102,858)
Other	(9,926,273)	(950,969)		(10,877,242)
U.S. Government backed securities sold, not yet purchased				
Maturity < 1 year	(7,245)			(7,245)
Maturity 1-3 years	(21,007)			(21,007)
Maturity 3-5 years	(6,325,816)			(6,325,816)
Maturity 5-10 years	(1,410,887)			(1,410,887)
	$ (62,819,966)	$ (1,078,630)	$ -	$ (63,898,596)

4. Property and equipment

Details of property and equipment at December 31, 2011 are as follows:

Furniture and fixtures	$ 33,849
Computer and equipment	49,858
Leasehold improvements	121,045
Computer software	22,690
	227,442
Less accumulated depreciation and amortization	166,956
	$ 60,486

Depreciation and amortization expense was approximately $19,000 for the year ended December 31, 2011.

5. Off-balance sheet risk

In the normal course of business, the Company enters into various transactions involving off-balance-sheet financial instruments.

Securities sold, not yet purchased, at fair value represent obligations of the Company to deliver the specified security at the contracted price and thereby creates a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, at fair value may exceed the amount recognized in the statement of financial condition.

The risk of customers' failure to settle securities transactions is borne by the Company. The Company's exposure to credit risk can be directly impacted by the volatile securities markets which may impair the ability of customers to satisfy their contractual obligations. To mitigate such risks, the Company has developed credit monitoring procedures. The Company indemnifies its clearing brokers, Goldman Sachs Execution & Clearing L.P. and Pershing LLC, against certain losses the clearing brokers may sustain from customer accounts introduced by the Company. As of December 31, 2011, there were no unsecured amounts related to these accounts that were owed to the clearing brokers.

At December 31, 2011, all principal securities positions were in possession or control of the clearing brokers. Credit exposure may result in the event the clearing brokers are unable to fulfill their contractual obligations.

6. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

7. Related party transactions

As of December 31, 2011, the Company has receivables due from affiliate of approximately $2,568,000 and payable due to affiliate of approximately $20,000 for advances in the normal course of business. These amounts are included in due to/from affiliates in the statement of financial condition.

The Company has a service agreement with an affiliated entity whereby the affiliated entity provides general and administrative services in return for a monthly fee. Approximately $1,104,000 was charged by this affiliated entity to the Company in 2011.

7. Related party transactions (continued)

On June 1, 2011 an affiliated entity transferred certain assets, liabilities and equity relating to its fixed income business to the Company based upon its book value as detailed below. Accordingly, this transaction has been accounted for as a transfer of net assets between entities under common control.

Assets		
Securities owned, at fair value	$	322,602,169
Property and equipment, net		79,456
Accrued interest receivable		13,054,554
Other assets		169,556
Liabilities		
Due to broker	$	28,557,918
Securities sold, not yet purchased, at fair value		271,963,097
Accounts payable and accrued expenses		187,541
Accrued interest payable		11,543,209
Member's equity	$	23,653,970

8. Net capital requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company's net capital was approximately $10,042,000, which was approximately $9,792,000 in excess of its minimum requirement of approximately $250,000.